UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

        Commission File Number  001-38852

RUHNN HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Floor 11, Building 2, Lvgu Chuangzhi Development Center

788 Hong Pu Road

Jianggan District, Hangzhou 310016

People’s Republic of China
Tel: 86-571-2882-5222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value US$0.000000001 per share
American Depositary Shares, each representing five Class A Ordinary Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Ruhnn Holding Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RUHNN HOLDING LIMITED

Date:	April 30, 2021	By:	/s/ Min Feng
		Name:	Min Feng
		Title:	Chairman